Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on November 5, 2025.

3.	News Release:

On November 5, 2025, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On November 5, 2025, the Company’s board of directors (the “Board”) approved the adoption of a shareholder rights plan (the “SRP”) pursuant to a shareholder rights plan agreement entered into with TSX Trust Company, as rights agent, dated November 5, 2025 (the “Effective Date”).

5.	Full Description of Material Change:

On November 5, 2025, the Board approved the adoption of the SRP on the recommendation of a special committee of its independent directors.

The SRP has been adopted to help ensure that all shareholders of the Company are treated fairly and equally in connection with any coercive or unsolicited take-over bid or other acquisition of control of the Company (including by way of a “creeping” take-over bid) and that the Board has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives to any unsolicited take-over bid or similar transaction. The SRP was not adopted in response to any specific take-over bid or other proposal to acquire control of the Company, and the Company is not aware of any such pending or contemplated take-over bid or other proposal.

Pursuant to the SRP, one right will be issued in respect of each outstanding common share of the Company on the record date, being November 17, 2025, and thereafter, one right will automatically attach to each new common share issued by the Company. Each right will become exercisable if a person acquires beneficial ownership of 15% or more of the outstanding common shares without complying with the permitted bid provisions of the SRP. In such circumstances, each right will entitle the holder (other than the acquiring person) to purchase additional common shares of the Company at a discount to the then-prevailing market price. The SRP includes a mechanism that applies a higher 20% threshold to any entity that, together with its affiliates and joint actors, is not party to any standstill or similar arrangement with the Company.

The issuance of the rights will not affect trading of the common shares, and no further action is required by shareholders. The SRP has an initial term of three years, provided that it is ratified by shareholders within twelve months of its adoption. If the SRP is not ratified by shareholders, the SRP, and any rights issued thereunder, will terminate. The Company will be seeking shareholder ratification of the SRP on a to-be-determined date. The Board may terminate the agreement at any time prior to shareholder approval.

A complete copy of the SRP is available on the Company’s profile on SEDAR+ at www.sedarplus.ca. The summary of the SRP contained herein is qualified in its entirety by the full text of the SRP.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

November 5, 2025.